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January 14, 2025
CONFIDENTIAL AND PROPRIETARY
DELIVERY VIA SECURE FILE TRANSFER
Ms. Mindy Hooker & Mr. Hugh West
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Joby Aviation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Response dated December 13, 2024
File No. 001-39524
Dear Ms. Hooker & Mr. West:
On behalf of Joby Aviation, Inc. (the “Company”), we are writing this letter in response to the comment (the “Comment”) received by the Company from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 13, 2025. Set forth below is the Company’s response to the Comment (the “Response”). For the Staff’s convenience, the Comment is set forth below in italics.
1.Please update the Company’s risk disclosures to generally describe (i) the Company’s analysis of its/its subsidiaries’ status under Section 3(a)(1)(C), Section 3(c)(12), and under Rule 3a-8 and (ii) the risks to the Company should it/its subsidiaries not be eligible to rely on such exemptions.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will update the Company’s risk disclosures in its future filings with the U.S. Securities and Exchange Commission, to the extent applicable, including in the Company’s Form 10-K for the year ended December 31, 2024, to generally describe (i) the Company’s analysis of its/its subsidiaries’ status under Section 3(a)(1)(C), Section 3(c)(12), and under Rule 3a-8 and (ii) the risks to the Company should it/its subsidiaries not be eligible to rely on such exemptions.

January 14, 2025 Page 2
If you have any questions related to the above, please contact Ross McAloon by email at Ross.McAloon@lw.com or by telephone at (714) 755-8501.

Regards,

/s/ Ross McAloon

Ross McAloon
of LATHAM & WATKINS LLP